                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2003

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board of Directors examines

results for first three quarters of 2003

Company 2004 events timetable approved

Earnings data continue positive trend: Revenues up 4.6%, gross operating result up 4.8% and operating income up 11.7% on equivalent consolidation area and exchange rate terms compared with the first nine months of 2002

Consolidated net income improved by 2,741 million euros,

Parent company net income improved by 1,282 million euros compared with the first nine months of 2002

Debt reduction continues: net financial borrowings reduced by over 3 billion euros compared with 30 June 2003

Wireline: revenues up 1.2%, gross operating result up 3.9% and operating income up 5.9% compared with the first nine months of 2002. Broadband accesses 1,625,000 at end of October, up 91% compared with 31 December 2002

TELECOM ITALIA GROUP

Results for the first nine months of 2003 include the effects of the Olivetti/Telecom Italia merger, which was entered onto the accounts in the first half of 2003. Results also include the financial effects of the share withdrawal and the PTO

REVENUES: UP 4.6% TO 22,682 MILLION EUROS (DOWN 2.2% COMPARED WITH THE FIRST THREE QUARTERS OF 2002) EXCLUDING EXCHANGE RATE FLUCTUATIONS AND CHANGES TO THE CONSOLIDATION AREA

GROSS OPERATING RESULT: UP 4.8% TO 10,648 MILLION EUROS (UP 1.6% COMPARED WITH THE FIRST THREE QUARTERS OF 2002) EXCLUDING EXCHANGE RATE FLUCTUATIONS AND CHANGES TO THE CONSOLIDATION AREA

GROSS OPERATING RESULT/REVENUES RATIO: 46.9%

(45.2% FOR THE FIRST NINE MONTHS OF 2002)

OPERATING INCOME PRIOR TO GOODWILL: 6,639 MILLION EUROS

(UP 4.8% COMPARED WITH THE FIRST NINE MONTHS OF 2002)

OPERATING INCOME: UP 11.7% TO 5,214 MILLION EUROS (UP 10.3% COMPARED WITH THE FIRST NINE MONTHS OF 2002) EXCLUDING EXCHANGE RATE FLUCTUATIONS AND CONSOLIDATION AREA CHANGES

OPERATING INCOME/REVENUES RATIO: 23.0%

(20.4% FOR THE FIRST NINE MONTHS OF 2002)

CONSOLIDATED NET INCOME: 1,881 MILLION EURO PROFIT

(UP 2,741 MILLION EUROS COMPARED WITH THE FIRST THREE QUARTERS OF 2002)

NET FINANCIAL BORROWINGS DOWN 3,191 MILLION EUROS WITH RESPECT TO 30 JUNE 2003, FROM 37,444 MILLION TO 34,253 MILLION EUROS

FREE CASH FLOW: 7,360 MILLION EUROS (UP 670 MILLION EUROS COMPARED WITH THE FIRST NINE MONTHS OF 2002) CORRESPONDING TO 32.4% OF REVENUES

TELECOM ITALIA SPA

Comparative data for the first nine months of 2003 – the first nine months of 2002 and the most recent year-end figures – have been recalculated to reflect the effects of the Telecom Italia SpA/Olivetti SpA merger taking place on 1 January 2002

REVENUES: 11,872 MILLION EUROS (DOWN 5.5% COMPARED WITH THE FIRST NINE MONTHS OF 2002) UP 0.8% PRO-FORMA WITH TI LAB AND TI SPARKLE OPERATIONS

GROSS OPERATING RESULT: 5,510 MILLION EUROS (DOWN 1% COMPARED WITH THE FIGURES FOR THE FIRST NINE MONTHS OF 2002) UP 2.6% PRO-FORMA WITH TI LAB AND TI SPARKLE OPERATIONS

 GROSS OPERATING RESULT/REVENUES RATIO: 46.4%

(44.3% FOR THE FIRST NINE MONTHS OF 2002)

OPERATING INCOME: 3,169 MILLION EUROS (UP 3.8% COMPARED WITH THE FIRST NINE MONTHS OF 2002) UP 7.2% PRO-FORMA WITH TI LAB AND TI SPARKLE OPERATIONS

OPERATING INCOME/REVENUES RATIO: 26.7%

(24.3% FOR THE FIRST NINE MONTHS OF 2002)

NET INCOME: 2,012 MILLION EUROS (UP 1,282 MILLION EUROS COMPARED WITH THE FIGURES FOR THE FIRST NINE MONTHS OF 2002)

NET FINANCIAL BORROWINGS: 35,233 MILLION EUROS

(UP 4,611 MILLION EUROS COMPARED WITH YEAR-END 2002) A FALL OF 900 MILLION EURO COMPARED WITH 30 JUNE 2003

Milan, 4 November 2003 - At today’s meeting the Telecom Italia Board of Directors, chaired by Marco Tronchetti Provera, examined and adopted the Group and Parent company’s 2003 third-quarter report and accounts.

Telecom Italia Group earnings and margins for the first nine months of 2003 recorded significant gains compared with the first nine months of 2002. Revenues, the gross operating result and operating income all posted underlying growth: of 4.6%, 4.8% and 11.7% respectively. The consolidated net result was a 1,881 million euro profit; this compares with a consolidated net loss of 860 million euros for the first three quarters of 2002.

The Olivetti/Telecom Italia merger was completed during the third quarter of 2003. The balance sheet effects of this merger first appeared on the first-half 2003 accounts. In addition, the new Seat Pagine Gialle company has been disposed of following the split operation.

Following the European Community Court of Justice’s 18 September ruling, establishing that levies for exercising telecommunications operations contravene Community law, the Group has not included this payment under its costs for the first nine months of 2003 (214 million euros, of which 116 million euros is the Parent company’s share); nor has it included the financial charges accrued during the period on debt from preceding financial years (28 million euros, of which 19 million euros is the Parent company’s share). A 1,465 million euros item was entered under extraordinary income (liabilities and provisions for risks and charges, of which 922 million euros referring to the Parent company) equal to the amount of the above mentioned contribution for which provisions were made but not settled for the 2000, 2001 and 2002 financial years. Inclusive of its 562 million euro tax repercussions (of which 353 million euros refer to the Parent company), the Parent company and Minorities share of the net result for the period has benefitted from a 903 million euro gain.

Telecom Italia Group results for the first nine months of 2003

Revenues fell by 2.2% to 22,682 million euros (23,203 million euros for the same period in 2002). However, underlying growth was equal to 4.6% (up 1,004 million euros), excluding unfavourable exchange-rate fluctuations (684 million euros) and changes to the area of consolidation (841 million euros). Growth was driven predominantly by good performances achieved at the Mobile Business Unit, and by increased Wireline Business Unit revenues.

Third-quarter 2003 revenues decreased by 1.7% to 7,533 million euros (7,066 million euros in the third quarter of 2002), on equivalent consolidation and exchange rate terms, the underlying growth was equal to 3%.

The gross operating result, corresponding to 10,648 million euros, posted 1.6% growth compared with the nine months of 2002 (up 169 million euros). However, underlying growth corresponded to 4.8% (up 488 million euros), excluding unfavourable exchange-rate fluctuations (136 million euros) and changes to the area of consolidation (183 million euros). This was equivalent to 46.9% of revenues (45.2% for the first nine months of 2002).

The third-quarter gross operating result amounted to 3,727 million euros (3,632 million euros in the third quarter of 2002); as a ratio of revenues, this corresponded to 49.5% (47.4% for the same period in 2002). Excluding gains from the cancellation of the levy for exercising telecommunications operations, the gross operating result corresponded to 47.9% of revenues.

Excluding the amortization of goodwill arising from consolidation, operating income rose by 4.8% to 6,639 million euros (up 303 million euros) compared with the same period in 2002.

Operating income, corresponding to 5,214 million euros, increased by 10.3% compared with the first three quarters of 2002 (up 488 million euros). Underlying growth corresponded to 11.7%. Operating income increased as a proportion of revenues to 23.0% for the first nine months of 2003, up from 20.4% for the first nine months of 2002.

Third-quarter 2003 operating income amounted to 1,933 million euros (1,739 million euros for the first three quarters of 2002); as a proportion of revenues, this equated to 25.7% (22.7% for the same period in 2002). Excluding gains from the cancellation of the levy for exercising telecommunications operations, operating income corresponded to 23.8% of revenues.

The consolidated net result for the nine months of 2003 equalled a profit of 1,881 million euros (2,889 million euros prior to Minorities). The consolidated net result for the first three quarters of 2002 was an 860 million euro loss. By way of equivalent comparison, adding the Minorities share acquired under the merger for the first nine months of 2002 – equal to 805 million euros – to the Parent company figures, the corresponding consolidated net result was a 55 million euro loss.

The sharply improved result (up 2,741 million euros) may be attributed to higher operating income, an improved balance of long-term investment income and charges and equity interests (up 755 million euros), a more favourable balance of extraordinary income and charges (up 1,006 million euros) predominantly owing to the extraordinary income from the levy for exercising telecommunications operations following the European Community Court of Justice ruling, lower taxes (88 million euros) and a lower Minorities share of profits (404 million euros).

The consolidated net result for the third quarter of 2003 was an 825 million euro profit. This was a gain of 1,174 million euros on the result for the same period in 2002 (a 349 million euro loss).

Free cash flow from operations was equal to 7,360 million euros, a 670 million euro rise compared with the first nine months of 2002, corresponding to 32.4% of revenues.

Net financial borrowings were reduced by 3,191 million euros to 34,253 million euros, from the 30 June 2003 figure of 37,444 million euros., while an 854 million euros increase was noted compared with 31 December 2002 (33,399 million euros). However, taking into account the exercising of the of JP Morgan’s put option on Seat shares at 31 December 2002, net financial borrowings (35,816 million euros) were reduced by 1,563 million euros compared to 31 December 2002.

The negative repercussions of share withdrawals and the PTO (5,285 million euros), dividend payments (1,049 million euros) and the cancellation of 41 million shares belonging to the company that was merged (299 million euros) were offset by the generation of cash flow from operations, the disposal of equity in the Nuova Seat company (3,681 million euros), and other minor disposals (Telekom Srbjia and a portfolio of real estate assets to Lastra).

Headcount at 30 September 2003 corresponded to 95,447 employees (down 11,173 compared with 31 December 2002).

Telecom Italia SpA results for the first nine months of 2003

Revenues dropped by 5.5% to 11,872 million euros compared with the recalculated data for the first nine months of 2002. However, revenues rose by 0.8% or 92 million euros when taking into account the effects of the merger with TI LAB and the transfer to Telecom Italia Sparkle of the “International Wholesale Services” going concern from 1 January 2002.

The gross operating result, corresponding to 5,510 million euros, posted a 1% drop compared with the recalculated figures for the first three quarters of 2002. The gross operating result corresponded to 46.4% of revenues (44.3% for the same period in 2002 recalculated). The gross operating result increased by 2.6% or 141 million euros when taking into account the effects of the merger with TI LAB and the transfer to Telecom Italia Sparkle from 1 January 2002.

Operating income rose 3.8% to 3,169 million euros compared with the recalculated figures for the first nine months of 2002 (up 117 million euros). Operating income was equal to 26.7% of revenues (24.3% for the same period in 2002 recalculated). Operating income increased by 7.2% or 212 million euros when taking into account the effects of the merger with TI LAB and the transfer to Telecom Italia Sparkle from 1 January 2002.

The company closed the period with net profits of 2,012 million euros, which was 1,282 million euros higher than the recalculated figures for the first nine months of 2002. This was achieved through operational gains (a 117 million euro improvement), a more favourable balance of extraordinary income and charges (up 898 million euros) as a result of the extraordinary income from the telecommunications operations exercise levy, and positive fiscal effects (up 1,418 million euros) as a result of deferred tax assets of 1,286 million euros for which the company became eligible following the merger. This was partially offset by the balance of financial management (minus 548 million euros) and the balance of income and charges from equity holdings (minus 603 million euros).

Net financial borrowings, corresponding to 35,233 million euros, a decrease of 900 million euros compared to 30 June 2003, while posting a 4,611 million euro increase compared with the recalculated 31 December 2002 figure of 30,622 million euros. This was impacted predominantly by the PTO and share withdrawals generated by the merger totalling 5,285 million euros.

Net financial borrowings were also impacted by the payout of 794 million euros in dividends, against 428 million euros received; the early exercise of JP Morgan’s put/call option mentioned previously (2,272 million euros); 604 million euros of investments in equity shareholdings (principally Hansenet and SKY Italia); and 2,932 million euros in receipts from the disposal of the new Seat company.

Events occurring after 30 September 2003

BONDED LOANS ISSUE

On 10 October, as part of the refinancing plan for short and medium-term debt reaching maturity, the Telecom Italia Board of Directors passed a resolution regarding the preparation of a Euro Medium Term Note Program for an aggregate amount of 10 billion euros. When market conditions are favourable, these bonds shall be issued by Telecom Italia and/or its Telecom Italia Finance subsidiary (underwritten by Telecom Italia).

At the same time the Board of Directors approved a bond issue plan for placement principally in the United States of America for an aggregate total of US$4 billion. Under this framework, on 29 October Telecom Italia’s wholly-owned subsidiary Telecom Italia Capital S.A. finished preparations for a multi-tranche 5, 10 and 30 year fixed-rate 4 billion dollar bond issue, fully and unconditionally guaranteed by Telecom Italia, to refinance debt that is reaching maturity.

Business Unit results breakdown for the first nine months of 2002

WIRELINE

Headline data from Wireline, Telecom Italia’s fixed-line network services business unit, show strong growth in operations during the first nine months of the year compared with the same period during the preceding year.

Revenues up

Revenues continued their positive trend, posting 1.2% growth compared with the first nine months of 2002 to reach 12,687 million euros.

Growth was driven by an effective presence in the core telephony market, where flat voice line contract numbers now stand at 5.6 million, corresponding to a 21% customer base penetration; the call traffic market share also remained stable during the first nine months of 2003.

Broadband and innovative data service markets continued to register strong growth. Broadband accesses rose to 1,625,000 by the end of October 2003, up 91% on the year-end 2002 figure (775,000 new accesses). Average weekly acquisitions for the third quarter of 2003 were running at 160% the rate for the corresponding period in 2002.

Business customer and data services revenue continued to increase, driven by 41% growth in innovative data services growth compared with the first nine months of 2002. This more than offset the contraction registered in traditional data services and leased lines, which were penalized by regulated pricing and the general migration towards innovative solutions.

VAS services growth – both for telephony and data VAS – was 22% compared with the same period last year.

Ratios improving

The gross operating result, corresponding to 6,047 million euros, was up 3.9% compared with the first three quarters of 2002. This equated to 47.7% of revenues, compared with 46.4% during the corresponding period last year.

Operating income was equal to 3,724 million euros, following 5.9% growth on the first three quarters of last year. As a proportion of revenues, operating income reached 29.4%; this compares with the 28.1% figure recorded for the preceding year.

Investment

During the first nine months of the year Wireline invested 1,636 million euros, confirming its commitment to industrial investments. A significant proportion of this investment is targeted at the development of innovative services.

MOBILE AND INTERNET & MEDIA

Mobile and Internet & Media business unit figures for the first nine months of 2003 are being issued in press releases circulated on 3 November 2003, after they have been examined by the relevant Board Meetings at TIM and Telecom Italia Media.

SOUTH AMERICA (CHILE AND BOLIVIA)

Revenues amounted to 844 million euros, an 18.5% fall compared with the first three quarters of 2002. This decrease may be ascribed to currency fluctuations, which had an overall negative impact of some 221 million euros.

Stripping out these fluctuations, consolidated revenues recorded a 2.8% rise compared with the same period in 2002.

The gross operating result, corresponding to 293 million euros, was reduced by 53 million euros (down 15.3%) compared with the first nine months of 2002 as a consequence of the exchange rate fluctuations. Excluding these fluctuations, the gross operating result registered 7.5% growth. The gross operating result rose from 33.4% of revenues for the first nine months of 2002 to 34.7%.

Operating income, corresponding to 101 million euros, decreased by 15 million euros (down 12.9%) compared with the first nine months of 2002, as a result of the exchange rate fluctuations. Excluding these fluctuations, operating income grew by 8.6%, corresponding to 12% of revenues (11.2% for the same period in 2002).

INFORMATION TECHNOLOGY MARKET

Following on from the latter part of 2002, the first nine months of 2003 were characterized by Information Technology services market stagnation, as prices to top clients decreased sharply and new customers were acquired at rates below those achieved in the past. In consequence, actions have continued to enhance overall efficiency and bring down costs, particularly at Finsiel SpA and its principal subsidiaries.

Revenues from sales and services for the first nine months of 2003 corresponded to 521 million euros, a decrease of 22 million euros compared with the same period in 2002 recalculated on equivalent terms. The main factors underlying this drop were a reduction in Finsiel’s turnover owing to lower business volumes, and a reduction in prices, particularly to Government and Enterprise clients, in addition to lower volumes of business registered by Banksiel, Eis and the Webegg Group. Offsetting this contraction, Tele Sistemi Ferroviari, Eustema and Agrisian all posted higher turnover.

Third-quarter 2003 revenues of (163 million euros) were only slightly below the figures for the preceding year (5 million euros), as the market-wide problems were at their most unfavourable during the first half of this year.

The gross operating result and operating income for the first nine months of 2003 reflect reduced earning power as a result of a shrinkage in turnover. Nevertheless, during the third-quarter gains were registered in the profit margin (gross operating result unchanged at 15 million euros), while operating income grew to 6 million euros compared with the figure of 4 million euros posted for the third quarter of 2002). Actions to improve overall efficiency and bring down costs, which have been ongoing at Finsiel since the end of last year, have helped to produce this turnaround.

Headcount at 30 September 2003 was 5,217, a 289 decrease on 31 December 2002.

INFORMATION TECHNOLOGY GROUP

Consolidated revenues registered 19.2% growth compared with the first nine months of 2002 to reach 703 million euros (up from 590 million euros). The gross operating result, corresponding to 40 million euros, decreased by 21 million euros, as a result of higher external costs occurred for the development of Value Added Services (VAS) for which the effects will only be felt in the last quarter of the year, and increased levels of reselling. Industrial investments of 126 million euros (92 million euros for the same period in 2002) were made in ongoing infrastructure projects started in late 2002, and in a number of new projects commencing in 2003 targeted particularly at Business Continuity and Group Security.

OLIVETTI TECNOST

Revenues of 460 million euros were 32.5% down on the first nine months of 2002 (221 million euros). The gross operating result was 19 million euros (48 million euros for the same period in 2002), while operating income posted a 5 million euro loss (against a 7 million euro profit for the first nine months of 2002). Industrial investments amounted to 12 million euros (23 million euros for the same period in 2002). Headcount totalled 2,618 employees, 1,909 fewer than the 31 December 2002 figure: 1,909 employees left the company, of whom 1,588 in Latin America.

§

The following calendar has been announced for the 2004 Board and Shareholders’ Meetings:

•

17 February - Board Meeting to examine the Telecom Italia Group preliminary full-year 2003 results and 2004 budget;

•

23 March - Board Meeting to examine the draft full-year 2003 operating accounts and consolidated financial statements;

•

6 May - Board Meeting to examine the first-quarter 2004 management report and AGM;

•

15 June – Board Meeting to approve the 2003 Annual Report under United States law;

•

27 July - Board Meeting to examine the preliminary first-half 2004 results;

•

8 September - Board Meeting to examine the first-half 2004 management report;

•

9 November - Board Meeting to examine the third-quarter 2004 management report.

Telecom Italia intends to make use of the dispensation from publishing the fourth-quarter report (2003) and the second-quarter report (2004), and instead to publish the draft annual company and Group accounts for 2003 within ninety days of closure of the financial year, and the 2004 first-half report within seventy-five days of closure of the first half of the year. Dividends shall be paid out in May.

Conference calls presenting the accounts data to the financial community are, as is customary practice, held on the day following the Board Meeting’s adoption of the accounts.

Any alterations to this timetable shall be announced in good time.

§

Results for the first nine months of 2003 will be presented to the financial community during a conference call tomorrow, 5 November, starting at 3 p.m..

Members of the media who wish to listen to the call should dial +39 06 33485042. Note that there is no facility for submitting questions during the call.

For journalists who are unable to listen live, a recording of the presentation will be available on +39 06 334843 (access code 46065#).

Telecom Italia

Media Relations

Corporate e Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Telecom Italia

Investor Relations

+39.06.3688.2381/3378

www.telecomitalia.it/investor_relation

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 4th, 2003

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager